NET-BASED MEDIA, INC.
                   1422 Chestnut Street, Suite #410
                        Philadelphia, PA 19102
                      Telephone: (215) 569-9176
                      Facsimile: (215) 569-4710



September 21, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Withdrawal of Registration Statement on Form SB-2
          File No. 333-60834

Dear Sir or Madam:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, Net-Based Media, Inc. (the "Company") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-60834), which was originally filed with the Securities and Exchange Commission on May 14, 2001 (the "Registration Statement"). The Company is withdrawing the Registration Statement, which has not been declared effective, because it is contemplating altering its business plan significantly, and also due to current lack of interest in the market place. Therefore, it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

                                  Sincerely,

                                  NET-BASED MEDIA, INC.


                                  By: /s/ Michael C. Tay
                                  --------------------------
                                  Michael C. Tay
                                  President